Federal Agricultural Mortgage Corporation
1133 21st Street, N.W., Suite 600
Washington, D.C.  20036
Phone:  (202) 872-7700   Fax:  (202) 872-7713

January 20, 2010

VIA EDGAR
David Lyon
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E., Mail Stop 4720
Washington, D.C.  20549

Re:	Federal Agricultural Mortgage Corporation Form 10-K for December 31, 2008 File No. 1-14951

Dear Mr. Lyon:

As you discussed with Stephen Mullery yesterday evening, the Federal Agricultural Mortgage Corporation (“Farmer Mac”) requests additional time to respond to your January 6, 2010 comment letter.  Farmer Mac is requesting the additional time because of the increased work demands required by other important matters at this time, particularly a complex transaction expected to close next week and an upcoming meeting of Farmer Mac’s board of directors.  Farmer Mac plans to respond to your letter no later than Monday, February 8, 2010.

Please call me at (202) 872-5554 if you have any questions or would like to discuss this request in more detail.

Very truly yours, Jerome G. Oslick Vice President – General Counsel

cc:	Timothy L. Buzby, CFO of Farmer Mac Abigail Arms, Esq., Shearman & Sterling LLP